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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                                SEC FILE NUMBER
                   NOTIFICATION OF LATE FILING                    000-27407
                                                                 CUSIP NUMBER

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

         For Period Ended: September 30, 2000
                           -------------------
                     [ ]Transition Report on Form 10-K
                     [ ]Transition Report on Form 20-F
                     [ ]Transition Report on Form 11-K
                     [ ]Transition Report on Form 10-Q
                     [ ]Transition Report on Form N-SAR
                     For the Transition Period Ended: -----------------------

 Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Delta Capital Technologies, Inc
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Full Name of Registrant


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Former Name if Applicable

Suite 255, 999 - 8th Street, SW
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Address of Principal Executive Office (Street and Number)

Calgary, Alberta T2R 1J5 Canada
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City, State and Zip Code

PART II -- RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
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[X]      on or before the 15th calendar day following the prescribed due date;
         or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

  During the latter month of the third quarter, four members of the Board of Directors resigned and subsequently the auditors resigned, and the contracts with Delta Enterprise Technologies (Canada), Inc. are being terminated. Delta Capital Technologies, Inc. (the "Company "), has a new group on the board of directors and is negotiating two new projects that have not yet closed. The Company is attempting to find a new auditor to perform the review of the 10Q-SB for the period September 30, 2000, to finalize the agreements for the new projects and to provide the new board with the documents for review and approval. Because of these recent events, the Company is unable to complete its Form 10Q-SB for the quarter ended September 30, 2000 in accordance with Regulation S-B in a timely manner without unreasonable effort and expense.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Gordon J. Fretwell                 604                 689-1280
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             (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Delta Capital Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
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Date:    November 1, 2000              By /s/ Judith Miller
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                                       Name:  Judith Miller
                                       Title: Secretary and Director